                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998
                          -----------------

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ________________
Commission file number   1-7179
                       ----------



                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                  (Full Title of the Plan and the Address of
                    the Plan, if Different from that of the
                              Issuer named below)


                           TRANSOCEAN OFFSHORE INC.
                               4 Greenway Plaza
                             Houston, Texas  77046
                (Name of Issuer of the Securities Held Pursuant
                        to the Plan and Address of its
                          Principal Executive Office)

REQUIRED INFORMATION
--------------------

     AUDITED FINANCIAL STATEMENTS
     ----------------------------

     Report of Independent Auditors                                     1

     Statements of Net Assets Available for Benefits -
      as of December 31, 1998 and 1997                                  2

     Statements of Changes in Net Assets Available for
      Benefits For the Years Ended December 31, 1998 and 1997           3

     Notes to Financial Statements                                      4

     SUPPLEMENTAL SCHEDULES
     ----------------------

     Item 27(a) - Schedule of Assets Held for Investment Purposes      14
     Item 27(d) - Schedule of Reportable Transactions                  15


     EXHIBITS
     --------


Number  Description                        Method of Filing
------  -----------                        ----------------

1. -    Consent of Independent Auditors    Filed herewith

                        REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Transocean Offshore Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Transocean Offshore Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 1999
Houston, Texas                                          /s/Ernst & Young LLP

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                    December 31,
                                                                 1998           1997
                                                             ------------   ------------
Investments, at Fair Value (Note 3):
  Short-term investments                                      $    75,308    $   131,208
  Sonat Inc. common stock                                       4,033,287      8,990,744
  Transocean Offshore Inc. common stock (Note 1)               10,885,875     15,533,482
  Fidelity Retirement Government Money Market Portfolio         2,880,864      2,224,528
  Fidelity Intermediate Bond Fund                                       -        530,201
  Fidelity Puritan Fund                                         4,568,182      4,004,838
  Fidelity Magellan Fund                                        7,839,340      5,356,917
  Spartan U.S. Equity Index Portfolio                           4,170,197      2,642,440
  Templeton Foreign Fund I                                        123,433              -
  MAS Fixed Income Portfolio                                      155,381              -
  Neuberger & Berman Partners Trust                               477,168              -
Investments, at Estimated Fair Value (Notes 2 and 3)
  Participant loans                                             1,288,597              -
----------------------------------------------------------------------------------------
       Total Investments                                       36,497,632     39,414,358

Contributions Receivable:
  Employee                                                              -        163,809
  Employer                                                              -         90,528
----------------------------------------------------------------------------------------

Net Assets Available for Benefits                             $36,497,632    $39,668,695
========================================================================================

                            See accompanying notes.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                        1998            1997
                                                                    -------------   -------------
Contributions:
  Employee                                                           $ 4,544,224     $ 3,060,680
  Employer                                                             2,269,074       1,490,244
------------------------------------------------------------------------------------------------
     Total Contributions                                               6,813,298       4,550,924
------------------------------------------------------------------------------------------------
Net Investment Income:
  Net appreciation (depreciation) in fair value of investments        (8,167,422)      5,468,343
  Other investment income                                              1,352,354       1,105,665
------------------------------------------------------------------------------------------------
     Net Investment Income (Loss)                                     (6,815,068)      6,574,008
------------------------------------------------------------------------------------------------
Disbursements:
  Participant loan processing fees                                        (7,289)              -
  Benefits paid to participants                                       (3,162,004)     (2,033,083)
------------------------------------------------------------------------------------------------
     Total Disbursements                                              (3,169,293)     (2,033,083)
------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Net Assets Available
  for Benefits                                                        (3,171,063)      9,091,849
------------------------------------------------------------------------------------------------
Net Assets Available for Benefits:
  Beginning of year                                                   39,668,695      30,576,846
------------------------------------------------------------------------------------------------
  End of year                                                        $36,497,632     $39,668,695
================================================================================================

                            See accompanying notes.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1.  BACKGROUND AND PLAN HISTORY
    ---------------------------

    On June 4, 1993, Sonat Offshore Drilling Inc. and its subsidiaries ("SODI") completed an initial public offering (the "IPO") of its common stock which was previously owned by Sonat Inc. Before the IPO, certain employees of SODI were eligible to participate in the Sonat Offshore Savings Plan for Rig Employees (the "Old Offshore Plan".) Other employees of SODI were eligible to participate in the Sonat Inc. Savings Plan (the "Old Sonat Plan".) Participants in the Old Offshore Plan and the Old Sonat Plan could make After-Tax and Before-Tax contributions (see Note 2 for definition) to their respective plan and receive SODI matching contributions based on the amount of their contributions, their age, and length of service. Employees of SODI became ineligible to contribute to the Old Offshore Plan and the Old Sonat Plan on the date the IPO was completed. As a result, no contributions were made to those Plans on behalf of employees of SODI after June 4, 1993.

    On June 25, 1993, the Sonat Offshore Drilling Savings Plan (the "Plan") was adopted by SODI's Board of Directors. On August 17, 1993, all accounts of SODI's employees in the Old Sonat Plan were transferred to the Plan. Also on that date, all accounts in the Old Offshore Plan were merged into the Plan. Beginning October 1, 1993, the Plan permitted eligible employees of SODI to make contributions by payroll deduction and to receive matching contributions from SODI.

    SODI acquired over 99 percent of the outstanding capital shares of Transocean ASA, a Norwegian company, pursuant to an exchange offer for the Company's common stock and cash completed during 1996 (the "Combination".) In connection with the Combination, SODI's name was changed to Transocean Offshore Inc. (together with its subsidiaries, the "Company".) On September 4, 1996, the Sonat Offshore Drilling Savings Plan was renamed the Transocean Offshore Savings Plan. There were no significant changes made to the Plan as a result of this acquisition or plan name change.

2.  PLAN DESCRIPTION
    ----------------

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions, a copy of which is available from the Company.

GENERAL

    The Plan, a defined contribution plan, was established to provide eligible employees an opportunity to save for retirement and to acquire an ownership interest in the Company. Participation in the Plan is voluntary. The Plan is administered by an Administrative Committee, composed of at least three members, which is appointed by the Finance/Benefits Committee of the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


2.  PLAN DESCRIPTION (CONTINUED)
    ----------------------------

ELIGIBILITY

    Effective January 1, 1998, all employees of the Company and its participating subsidiaries, who are citizens or permanent residents of the United States, are eligible to participate in the Plan after completion of one full calendar month of service.

CONTRIBUTIONS

    Participants may elect to make contributions to the Plan with pre-tax dollars ("Before-Tax Contributions"), pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), and/or contributions with after-tax dollars ("After-Tax Contributions") up to a maximum of 20% of earnings per pay period.

    If the aggregate Before-Tax Contributions or After-Tax Contributions of "highly compensated" employees exceed certain limits imposed by U.S. federal income tax laws, Before-Tax Contributions and/or After-Tax Contributions of the "highly compensated" employees will be reduced so that such contributions to the plan no longer exceed those limits. In some instances, the reduction in allowable Before-Tax Contributions or After-Tax Contributions will result in a reduction in Company contributions to the Plan for "highly compensated" employees. For this purpose, the term "highly compensated" is defined by U.S. federal income tax laws.

    In July 1996, the Plan was amended to allow rollovers from other qualified plans into the Plan. Participants may invest their rollovers into the Transocean Offshore Inc. common stock fund or any of the mutual funds available under the Plan. Amounts rolled over can be withdrawn at any time.

INVESTMENT OPTIONS

    Participants in the Plan may invest their contributions in units of the Company's common stock and in one or more mutual fund options selected for the Plan by the Administrative Committee. Shown below are the specific mutual fund options and a general description of each fund's objectives.

    Fidelity Retirement Government Money Market Portfolio - This fund invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

    Fidelity Puritan Fund - This fund invests in a broadly diversified portfolio of high yielding securities including common stocks, preferred stocks and bonds.

    Fidelity Magellan Fund - This fund invests primarily in common stocks and securities convertible into common stocks.

    Spartan U.S. Equity Index Portfolio - This fund invests primarily in common stocks and attempts to duplicate the performance of the companies comprising the Standard & Poor's 500 Index.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


2.  PLAN DESCRIPTION (CONTINUED)

    MAS Fixed Income Portfolio - This fund invests in a diversified portfolio of U.S. Government securities, corporate bonds (including both investment grade bonds and bonds rated below investment grade, commonly referred to as junk bonds), foreign fixed-income securities and mortgage-backed securities of domestic issuers and other fixed-income securities. The portfolio's average weighted maturity will ordinarily be greater than five years. This investment choice was added January 1, 1998.

    Neuberger & Berman Partners Trust - This fund invests principally in common stocks of medium-to-large-capitalization established companies. It seeks capital growth through an investment approach that is intended to increase capital with reasonable risk. This investment choice was added January 1, 1998.

    Templeton Foreign Fund I - This fund invests in stocks and debt obligations of companies and governments outside the United States. The fund may invest no more than 5% of its total assets in securities. This investment choice was added January 1, 1998.

    Fidelity Intermediate Bond Fund - This fund earns income by investing in high and upper medium grade, fixed-income bonds with average maturity ranges between three and ten years. Included in these investments are corporate bonds as well as U. S. Government obligations. This fund was eliminated as a Plan investment fund effective March 31, 1998.

    Each of the mutual funds listed above is registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

    Sonat Inc. common stock is not a current investment option for the Plan. Participants do, however, hold Sonat Inc. common stock in the Plan as a result of the transfer of balances from the Old Sonat Plan to the Plan and the merging of the Old Offshore Plan into the Plan. Dividends received and participant loan repayments relating to the Sonat Inc. common stock fund are reinvested into such fund, but no additional units may be purchased by participants. Participants in the Plan must transfer their investment balances in the Sonat Inc. common stock fund to one of the current investment options by July 1, 1999. If no action is taken to liquidate the fund before July 1, 1999, the balance in this stock fund will automatically be transferred to the Fidelity Retirement Government Money Market Portfolio.

    Participants may change their investment options daily.

COMPANY MATCHING CONTRIBUTIONS

    The Company's matching contributions for each participant is equal to the sum of 100% of the first 3% of earnings contributed by the participant to the Plan, plus 50% of the next 3% of earnings contributed by the participant to the Plan. Such percentages are applied on a pay period by pay period basis. Earnings are defined as base pay plus overtime pay associated with base pay. Diversification of Company matching contributions is permitted. Participants may direct Company matching contributions into any investment fund offered by the Plan on a daily basis. Participants may also transfer Company match account balances between all investment funds on a daily basis.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


2.  PLAN DESCRIPTION (CONTINUED)
    ----------------------------

INVESTMENT OF EARNINGS

    All dividends paid on Company stock or Sonat Inc. stock credited to participant accounts are used to purchase additional units of that stock fund. Earnings on mutual funds are reinvested in that fund.

VESTING

    Participants are immediately vested in their After-Tax, Before-Tax and Company matching contributions plus actual earnings thereon.

WITHDRAWALS

    A participant may not withdraw Before-Tax Contributions and earnings thereon until the earliest of termination of employment, attainment of age 59-1/2 or in the event of financial hardship (see Note 7), as approved by the Administrative Committee. Effective January 1, 1998, there shall be no limit on the number of withdrawals which may be made by a participant from their accounts after age
70 1/2. Participants can withdraw After-Tax Contributions and earnings once in any 12-month period after one year of Plan participation. Except as noted below, Company matching contributions and earnings thereon cannot be withdrawn from the Plan prior to termination of employment. Company matching contributions and earnings thereon from the Old Sonat Plan and the Old Offshore Plan can be withdrawn once in any 12-month period. All distributions from mutual funds will be made in cash. All amounts invested in the Company's common stock fund or Sonat Inc.'s common stock fund, whether purchased with participant or Company contributions, will be distributed in the form of stock certificates or cash at the participant's election. Dividends paid to Fidelity on units purchased for or credited to the participant's account prior to the distribution of such units to the participant will be applied to the purchase of additional units for the participant's account.

    If upon termination of service for any reason, a participant's account is less than or equal to $5,000, the account balance will automatically be distributed to the participant within 12 months following termination unless otherwise requested. Participants may request distributions upon termination for accounts greater than $5,000.

PARTICIPANT LOANS

    Participants may borrow from their account balance up to a maximum of 50% of their balance, with a minimum loan amount of $1,000 and maximum of $50,000. Participants may have two loans outstanding at any one time-- a "general loan" which can be used for any purpose and is to be repaid over five years or less and a "home loan" which can only be used to purchase a primary residence and is required to be repaid in equal amounts over 15 years or less. Loans bear interest at prime at the beginning of the quarter in which the loan originates plus 1% which is fixed for the term of the loan. Interest is repaid to the participant's account. There is a one-time loan origination fee of $35 per loan and an annual maintenance fee of $15 for each calendar year the loan is outstanding. These fees are deducted from the participant's account. Outstanding loan amounts are due upon termination of employment.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


2.  PLAN DESCRIPTION (CONTINUED)
    ----------------------------

PLAN TERMINATION

    It is the Company's intention to continue the Plan, although the Company is free to amend or discontinue the Plan at any time. In the event the Plan is terminated, the full amount credited to each participant's account will be payable as soon as practicable following such termination.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

CREDIT RISK

    The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the Statement of Net Assets Available for Benefits.

CONTRIBUTIONS

    Contributions to the Plan consist of before-tax and/or after-tax employee contributions made by payroll deduction and additional matching contributions made by the Company. Company contributions may include certain reinstated forfeitures related to the Old Offshore Plan and the Old Sonat Plan for participants whose employment was reinstated during the year (see Note 2.)

INVESTMENT VALUATION

    Plan assets are held by the Plan trustee, Fidelity Management Trust Company ("Fidelity".) Amounts invested in the investment funds are carried at fair value as determined by Fidelity, generally based on the last reported sales price of the year. Participant loans receivable are valued at amortized cost which approximates fair value.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ------------------------------------------------------

INCOME TAX STATUS

    On February 20, 1998, the Plan received a ruling from the Internal Revenue Service that the Plan, as written, is qualified under Section 401(a) of the Code. Continued qualification depends upon the operation of the Plan. It is the opinion of the plan administrator and management that the Plan is operating as a qualified plan. As such, the trust is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

UNIT ACCOUNTING

    The Plan utilizes the unit method of accounting which allows each stock fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the stock price of the stock held in the fund. The stock price is readily available to the participants and is printed in many publications. Each participant holds units of the stock fund representing their proportionate interest in both the stock and cash held in the fund.

STOCK SPLIT

    In August 1997, the Board of Directors of the Company declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend. The dividend was paid September 19, 1997, to stockholders of record on September 5, 1997. All references in the financial statements of the Plan to number of shares of the Company's common stock have been retroactively restated to reflect the increased number of shares of common stock issued and outstanding as a result of the dividend.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

4.  Fund Information:
    -----------------

    For the Year Ended December 31, 1998

                                   ----------------------------------------------------------------------------------------------
                                                                  Fidelity    Fidelity                                 Spartan
                                   Company        Sonat Inc.      Ret Gov't  Intermediate  Fidelity     Fidelity      U.S. Equity
                                   Common          Common         Money Mkt      Bond      Puritan      Magellan         Index
                                    Stock          Stock          Portfolio      Fund       Fund          Fund         Portfolio
                                   ----------------------------------------------------------------------------------------------
 Contributions
       Employer                    $ 1,627,414   $         -     $ 82,347    $ 1,494       $ 91,285    $  221,777     $ 177,919
       Employee                      1,228,329             -      274,123     15,485        719,938     1,250,163       813,911
---------------------------------------------------------------------------------------------------------------------------------
 Total Contributions                 2,855,743             -      356,470     16,979        811,223     1,471,940       991,830
---------------------------------------------------------------------------------------------------------------------------------

 Net Appreciation (Depreciation)
       in Fair Value of Investments (7,404,876)   (3,191,060)           -      1,349        188,195     1,512,278       762,162
 Other Investment Income                51,275       183,898      119,401      6,768        453,102       356,088        73,661
 Loan repayment (interest)              61,552           371        4,905          2          1,529         3,121         2,687
---------------------------------------------------------------------------------------------------------------------------------
 Net Investment Income              (7,292,049)   (3,006,791)     124,306      8,119        642,826     1,871,487      838,510
---------------------------------------------------------------------------------------------------------------------------------

 Participant Loan Processing Fees       (5,024)       (1,294)          (4)         -           (116)        (128)          (78)
 Benefits Paid to Participants        (710,547)     (383,752)    (702,369)   (17,089)      (439,945)    (370,798)     (475,141)
---------------------------------------------------------------------------------------------------------------------------------
 Total Paid                           (715,571)     (385,046)    (702,373)   (17,089)      (440,061)    (370,926)     (475,219)
---------------------------------------------------------------------------------------------------------------------------------

 Loan Repayment (Principal)            179,654           663        9,558          4         17,595       18,857        18,058
 Loan Withdrawal                    (1,148,599)       (9,006)    (128,270)      (840)       (59,795)    (107,429)     (103,865)
 Interfund Transfers - Net           1,354,055    (1,612,275)     982,752   (543,336)      (442,555)    (451,683)      226,507
---------------------------------------------------------------------------------------------------------------------------------
 Total Transfers                       385,110    (1,620,618)     864,040   (544,172)      (484,755)    (540,255)      140,700
---------------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in Net Assets
       Available for Benefits       (4,766,767)   (5,012,455)     642,443   (536,163)       529,233    2,432,246     1,495,821

 Net Assets Available for Benefits:
       Beginning of Year            15,691,063     9,082,629    2,238,421    536,163      4,038,949    5,407,094     2,674,376
---------------------------------------------------------------------------------------------------------------------------------

       End of Year                 $10,924,296   $ 4,070,174   $2,880,864  $       -    $ 4,568,182  $ 7,839,340   $ 4,170,197
=================================================================================================================================



                                   ---------------------------------------------------------------------------------------------
                                                                               Neuberger &
                                          Templeton          MAS Fixed            Berman
                                           Foreign             Income            Partners          Participant
                                           Fund I            Portfolio             Trust              Loans              Total
                                   ---------------------------------------------------------------------------------------------
 Contributions
       Employer                           $ 15,861             $ 9,428           $ 41,549        $          -        $ 2,269,074
       Employee                             55,034              27,803            159,438                   -          4,544,224
--------------------------------------------------------------------------------------------------------------------------------
 Total Contributions                        70,895              37,231            200,987                   -          6,813,298
--------------------------------------------------------------------------------------------------------------------------------

 Net Appreciation (Depreciation)
       in Fair Value of Investments        (25,999)             (4,958)            (4,513)                  -         (8,167,422)
 Other Investment Income                    11,631               9,889             11,579                   -          1,277,292
 Loan repayment (interest)                     397                   -                498                   -             75,062
--------------------------------------------------------------------------------------------------------------------------------
 Net Investment Income                     (13,971)              4,931              7,564                   -         (6,815,068)
--------------------------------------------------------------------------------------------------------------------------------

 Participant Loan Processing Fees             (185)               (124)              (336)                  -             (7,289)
 Benefits Paid to Participants                (622)            (16,284)            (8,162)            (37,295)        (3,162,004)
--------------------------------------------------------------------------------------------------------------------------------
 Total Paid                                   (807)            (16,408)            (8,498)            (37,295)        (3,169,293)
--------------------------------------------------------------------------------------------------------------------------------

 Loan Repayment (Principal)                  2,049                   -              5,888            (252,326)                 -
 Loan Withdrawal                              (331)             (6,421)           (13,662)          1,578,218                  -
 Interfund Transfers - Net                  65,598             136,048            284,889                   -                  -
--------------------------------------------------------------------------------------------------------------------------------
 Total Transfers                            67,316             129,627            277,115           1,325,892                  -
--------------------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in Net Assets
       Available for Benefits              123,433             155,381            477,168           1,288,597         (3,171,063)

 Net Assets Available for Benefits:
       Beginning of Year                         -                   -                  -                   -         39,668,695
--------------------------------------------------------------------------------------------------------------------------------
       End of Year                       $ 123,433           $ 155,381          $ 477,168        $ 1,288,597       $ 36,497,632
================================================================================================================================

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


4.  FUND INFORMATION (CONTINUED)
    ----------------------------

    For the Year Ended December 31, 1997:

                       Nonparticipant-
                         Directed                                     Participant - Directed
                         -------    ------------------------------------------------------------------------------------------
                                                           Fidelity    Fidelity                              Spartan
                         Company    Company    Sonat Inc.  Ret Gov't Intermediate  Fidelity   Fidelity      U.S. Equity
                          Common    Common      Common     Money Mkt     Bond      Puritan    Magellan        Index
                          Stock      Stock       Stock     Portfolio     Fund       Fund       Fund         Portfolio    Total
                         -------    -------    ----------  --------- ------------  --------   --------      -----------  -----
Contributions:
  Employer          $         -  $ 1,313,302 $         -  $   31,660  $  6,617  $   33,215   $   47,906  $   57,544  $ 1,490,244
  Employee                    -      648,159           -     341,478   113,798     609,655      885,632     461,958    3,060,680
--------------------------------------------------------------------------------------------------------------------------------
Total Contributions           -    1,961,461           -     373,138   120,415     642,870      933,538     519,502    4,550,924
--------------------------------------------------------------------------------------------------------------------------------
Net Appreciation
 (Depreciation)
  in Fair Value of
   Investments                     4,958,721  (1,098,122)          -     5,341     371,839      768,010     462,554    5,468,343
Other Investment Income               42,753     232,600      89,933    32,962     320,195      337,075      50,147    1,105,665
--------------------------------------------------------------------------------------------------------------------------------
Net Investment Income              5,001,474    (865,522)     89,933    38,303     692,034    1,105,085     512,701    6,574,008
--------------------------------------------------------------------------------------------------------------------------------
Benefits Paid to
 Participants                 -     (687,446)   (514,131)   (259,278)  (30,526)   (177,656)    (280,794)    (83,252)  (2,033,083)
--------------------------------------------------------------------------------------------------------------------------------
Interfund Transfers -
 Net                 (7,514,014)   7,708,368  (1,447,393)  1,396,900   (91,980)     52,499     (544,615)    440,235            -
--------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease)
 in Net Assets Available
  for Benefits       (7,514,014)  13,983,857  (2,827,046)  1,600,693    36,212   1,209,747   1,213,214    1,389,186    9,091,849

Net Assets Available
 for Benefits:
  Beginning of year   7,514,014    1,707,206  11,909,675     637,728   499,951   2,829,202   4,193,880    1,285,190   30,576,846
--------------------------------------------------------------------------------------------------------------------------------
  End of year       $         -  $15,691,063 $ 9,082,629  $2,238,421  $536,163  $4,038,949  $5,407,094   $2,674,376  $39,668,695
================================================================================================================================

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


5.  TRANSACTIONS WITH PARTIES-IN-INTEREST
    -------------------------------------

    Fidelity executed all mutual fund investment transactions for the years ended December 31, 1998 and 1997. Fidelity also provides certain accounting services to the Plan. The Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

6.  YEAR 2000 ISSUE (UNAUDITED)
    ---------------------------

    The Company has instituted a plan to address the Year 2000 issue for its computer systems, microprocessors, operational and control systems and other significant computer-based devices and applications (the "Y2K plan"). It is possible that certain of these systems will not be able to process dates beginning in the year 2000, as many such systems are based on storing two digits to identify a particular year rather than a full four digits and are not designed to take into account the start of a new century. The five phases of the Company's plan--inventory, assessment, remediation, testing and verification, and contingency planning--are in varying stages of completion, and ultimate completion of the Y2K plan is expected by December 31, 1999. The Company's Y2K plan will address any Year 2000 issues of the Plan.

    The Company surveyed all of its internal hardware and software systems worldwide. Key third-party businesses whose year 2000 failures would most significantly impact the Company and the Plan were identified. The Company has initiated written and telephonic communications with key third-party businesses to ascertain and evaluate their efforts in addressing Year 2000 compliance.

    Although the Company's failure to implement fully its Year 2000 compliance plan or the occurrence of an unexpected Year 2000 problem could have an effect on the Plan, based upon the work performed to date and the anticipated completion of the Y2K plan during December 1999, the Company does not believe that such matters will have a material adverse effect. During 1999, the Company will continue and expand its efforts to address potential disruptions in areas where the Company relies on third parties. However, there can be no assurance that any resulting year 2000 issues would not have a material adverse effect on the Plan. The nature and focus of the Company's efforts to address the Year 2000 problem may be revised periodically as interim goals are achieved or new issues are identified.

7.  SUBSEQUENT EVENTS
    -----------------

    Effective January 1, 1999, hardship withdrawals that are attributable to Before-Tax Contributions are no longer eligible for direct rollover to an IRA or other qualified plan and are no longer subject to 20% mandatory federal income tax withholding. The participant may elect whether or not to have income tax withheld from such hardship withdrawals. If the participant does not make a withholding election for such hardship withdrawal, federal income tax will be withheld at a rate of 10%. Although the participant may no longer elect a direct rollover of a hardship withdrawal attributable to Before-Tax Contributions, the participant may elect to rollover a hardship withdrawal made during 1999 attributable to Before-Tax Contributions by having the withdrawal paid to the participant and then contributing it to an IRA or other qualified plan within 60 days of the date the participant received it. Effective January 1, 2000, hardship withdrawals attributable to Before-Tax Contributions will not be eligible for any type of rollover.

                       TRANSOCEAN OFFSHORE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


7.  SUBSEQUENT EVENTS (CONTINUED)
    -----------------------------

    The Administrative Committee approved an amendment to the Plan, effective January 1, 1999, to adopt the "Safe Harbor" methods in Section 401(k)(12) and
Section 401(m)(11) of the Code for satisfying the Section 401(k) and the Section 401(m) nondiscrimination testing.

    Effective May 14, 1999, the Company completed a corporate reorganization that resulted in the Company becoming a Cayman Islands corporation rather than a Delaware corporation. The corporate reorganization had no effect on the Plan.

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           EIN: 72-0464968   PN: 002

                               DECEMBER 31, 1998

                                                   Units/                     Current
 Identity of Issuer and Title    Description       Shares        Cost          Value
-----------------------------    -----------       ------        ----         -------

  Short-term Investments            Cash               N/A    $    75,308    $    75,308

* Transocean Offshore Inc.
   Common Stock                  Common Stock      406,000     11,473,826     10,885,875

  Sonat Inc. Common Stock        Common Stock      149,036      3,206,882      4,033,287

* Fidelity Ret. Government
   Money Market Portfolio        Mutual Fund     2,880,864      2,880,864      2,880,864

* Fidelity Puritan Fund          Mutual Fund       227,612      4,014,637      4,568,182

* Fidelity Magellan Fund         Mutual Fund        64,884      5,631,057      7,839,340

* Spartan U.S. Equity
   Index Portfolio               Mutual Fund        94,863      2,998,968      4,170,197

  Templeton Foreign Fund I       Mutual Fund        14,712        145,162        123,433

  MAS Fixed Income Portfolio     Mutual Fund        13,258        159,772        155,381

  Neuberger & Berman
   Partners Trust                Mutual Fund        26,407        485,276        477,168

* Participant Loans        Loans Receivable at 9.5%    191            N/A      1,288,597
----------------------------------------------------------------------------------------
     Total Investments                                        $31,071,752    $36,497,632
========================================================================================

* Indicates a party-in-interest to the Plan.

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                           EIN: 72-0464968   PN: 002

                     FOR THE YEAR ENDED DECEMBER 31, 1998

Category (iii)
Series of transactions in excess of 5% of plan assets:

                                                                                                  Current
                                                                                                  Value of
                                            Number                                     Cost       Assets on        Net
                                              of        Purchase       Selling          of       Transaction     Gain or
Identity of Party Involved                  Trades        Price         Price          Asset         Date         (Loss)
--------------------------                  ------      --------       -------         -----      -----------     -------

Sonat Inc. Common Stock Fund               81 Purchases   $    1,034                $    1,034    $    1,034
                                           78 Sales                    $2,006,326    1,077,238     2,006,326   $  929,088

Transocean Offshore Inc.                   238 Purchases   8,119,673                 8,119,673     8,119,673
Common Stock Fund                          206 Sales                    5,414,583    4,403,986     5,414,583    1,010,597

Fidelity Retirement Government             174 Purchases   3,960,740                 3,960,740     3,960,740
Money Market Portfolio                     152 Sales                    3,304,404    3,304,404     3,304,404            -

Fidelity Puritan Fund                      177 Purchases   2,038,459                 2,038,459     2,038,459
                                           141 Sales                    1,663,310    1,493,452     1,663,310      169,858

Fidelity Magellan Fund                     198 Purchases   2,841,266                 2,841,266     2,841,266
                                           160 Sales                    1,871,121    1,551,592     1,871,121      319,529

Spartan U.S. Equity Index Portfolio        186 Purchases   2,556,937                 2,556,937     2,556,937
                                           137 Sales                    1,791,342    1,544,729     1,791,342      246,613

                                   SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Transocean Offshore Savings Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized, on the 23 day of June, 1999.

                              by  TRANSOCEAN OFFSHORE SAVINGS PLAN



                              By /s/Marie B. Roberts
                                 ---------------------------
                                 Marie B. Roberts
                                 Plan Administrator

                                 EXHIBIT LIST
                                 ------------


Number
------

1.      Consent of Independent Auditors               Filed herewith